CUSIP No. L00849106	13G	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 2)*

Adecoagro S A

(Name of Issuer)

Common Stock

L00849106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

____________________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. L00849106	13G	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS Bienville Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,757,734 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,757,734 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,757,734 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12.	TYPE OF REPORTING PERSON IA

CUSIP No. L00849106	13G	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS William Herbert Stimpson II
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,757,734 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,757,734 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,757,734 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. L00849106	13G	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Michael Cullen Thompson, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,757,734 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,757,734 shares of Common Stock
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,757,734 shares of Common Stock
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES	[ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. L00849106	13G	Page 5 of 7 Pages

Item 1.	(a)	Name of Issuer:

Adecoagro S.A.

	(b)	Address of Issuer’s Principal Executive Offices:

Fondo de la Legua 936 Martínez (B1640EDO) - Buenos Aires Argentina

Item 2.	(a)	Name of Person Filing:

(1) Bienville Capital Management, LLC (2) William Hebert Stimpson II; and (3) Michael Cullen Thompson

	(b)	Address of Principal Business Office or, if None, Residence:

(1) Bienville Capital Management, LLC, is located at 521 5th Avenue, 35th Floor New York, NY 10175;

(2) William Hebert Stimpson II, is located at 521 5th Avenue, 35th Floor New York, NY 10175; and

(3) Michael Cullen Thompson, Jr. is located at 521 5th Avenue, 35th Floor New York, NY 10175.

	(c)	Citizenship:

Bienville Capital Management, LLC, is a Delaware limited liability company. William Herbert Stimpson II and Michael Cullen Thompson, Jr., are citizens of the United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

L00849106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. L00849106	13G	Page 6 of 7 Pages

Item 4.	Ownership.

			Bienville Capital Management, LLC	William Herbert Stimpson, II	Cullen Thomspon, Jr.
(a)	Amount beneficially owned:		3,757,734.00	3,757,734.00	3,757,734.00
(b)	Percent of class:		3.1%	3.1%	3.1%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:	0	0	0
	(ii)	Shared power to vote or to direct the vote:	3,757,734.00	3,757,734.00	3,757,734.00
	(iii)	Sole power to dispose or to direct the disposition of:	0	0	0
	(iv)	Shared power to dispose or to direct the disposition of:	3,757,734.00	3,757,734.00	3,757,734.00

All of the reported shares are owned directly by Bienville Argentina Opportunities Fund 2.0, LP, Bienville Global Opportunities Fund, LP, and various separately managed accounts for which Bienville Capital Management, LLC (“Investment Manger”), serves as the Investment Manager. The Investment Manager could be deemed to be indirect beneficial owners of the reported shares. William Herbert Stimpson II and Michael Cullen Thompson, Jr.  (collectively, “Managers”) are the managers of the Investment Manager. As such, the Managers could be deemed to share such indirect beneficial ownership with Investment Manager. The Investment Manager and Managers disclaim beneficial ownership except to the extent of their respective pecuniary interest therein, and this report shall not be deemed an admission of beneficial ownership of these securities for Section 16 or any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X  ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

CUSIP No. L00849106	13G	Page 7 of 7 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Bienville Capital Management, LLC, as Investment Manager of Bienville Argentina Opportunities 2.0, LP, Bienville Global Opportunities Fund, LP, and various separately managed account clients.

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member of the Investment Manager

By:	/s/ M. Cullen Thomspon, Jr.
Name:	M. Cullen Thomspon, Jr.
Title:	Managing Member of the Investment Manager

Date:	February 14, 2018

EXHIBIT A

STATEMENT FILED PURSUANT TO RULE 13D-1(K)(1)(III) OF

REGULATION 13D-G OF THE GENERAL RULES AND REGULATIONS

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on this Schedule 13G is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Bienville Capital Management, LLC, as Investment Manager of Bienville Argentina Opportunities 2.0, LP, Bienville Global Opportunities Fund, LP, and various separately managed account clients.

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member

By:	/s/ William H. Stimpson, II
Name:	William H. Stimpson, II
Title:	Managing Member of the Investment Manager

By:	/s/ M. Cullen Thomspon, Jr.
Name:	M. Cullen Thomspon, Jr.
Title:	Managing Member of the Investment Manager

Date:	February 14, 2018